DEXIA

07021573

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

February 21st, 2007

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of February 19th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 7-11, Quai André Citroën, F-75901 Paris
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 19 February 2007

Sale of Dexia Banque Privée France to BNP Paribas

Dexia confirms signature of an agreement relating to the sale of Dexia Banque Privée France ("DBPF") to BNP Paribas.

This agreement follows the announcement on 14 December 2006 of exclusive discussions between Dexia and BNP Paribas. The information and consultation procedure on the proposed sale, mentioned in that announcement, has been completed with the relevant corporate social bodies. The DBPF works council gave its opinion in favour of the transaction.

To recall, on 28 June 2006 Dexia had announced that it was studying various strategic options with regard to the future of DBPF as part of its ongoing review of its portfolio of activities and its policy of focusing on certain areas.

DBPF offers private banking services to private clients and non-for-profit organisations. As at 31 December 2006, equity capital totalled EUR 117 million and client assets were almost EUR 3 billion. DBPF has almost 200 employees, the great majority of whom are based in Paris.

As a consequence of the sale of DBPF, Dexia will post a total after-tax gain of EUR 42 million.

The transaction is subject to approval being obtained from the relevant supervisory authorities.

Dexia, a European banking group, world leader in Public & Project Finance

The Dexia Group (www.dexia.com) was born in 1996 from the alliance of two major players in local public finance in Europe: Crédit local de France and Crédit Communal de Belgique. With a market capitalisation of EUR 23.8 billion at 31 December 2006, Dexia ranks among the twenty largest financial institutions in the euro zone. It currently employs some 33,000 staff in about thirty countries. Dexia enjoys one of the best credit ratings in the banking sector. Dexia's development strategy is based on the Group's two pillars: Universal Banking in Europe (Belgium, Luxembourg, Slovakia and Turkey), and Public & Project Finance worldwide.

Press department Brussels	+32 2 213 50 81
Press department Paris	+33 1 43 92 77 05
Investor Relations Brussels	+32 2 213 57 46
Investor Relations Paris	+33 1 43 92 82 54

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